SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 5, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐

SIGNATURES

This Form 6-K consists of the presentation materials for the first quarter 2009 UBS AG financial results that appear immediately following this page.

First Quarter 2009 Results May 5, 2009

Caution regarding forward looking statements This presentation contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of efforts to enforce the US Internal Revenue Service’s “John Doe” summons and of pending or future inquires concerning UBS’s cross-border banking business by tax or regulatory authorities in other jurisdictions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, including the recent announced cost and headcount reductions, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new or more stringent capital requirements and of regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward -looking statements, whether as a result of new information, future events, or otherwise.

Recent developments Update on strategic positioning provided at the AGM - Focus on international wealth management and the Swiss banking business alongside global expertise in investment banking and asset management - Integrated business model remains fundamentally attractive Adjusting the size of the firm to the market conditions and lower level of business - Cost-cutting program aiming to save CHF 3.5 to 4.0 bn by the end of 2010 compared with 2008 - The number of employees to be reduced to about 67’500 Changes to the Board of Directors and creation of conditional and authorized capital Changes to the Group Executive Board and senior management of the Investment Bank SNB transaction — asset transfer completed Reorganization of UBS’s wealth management businesses Announced sale of UBS Pactual

Group highlights 1Q08 4Q08 1Q09 Net profit attributable to UBS shareholders (CHF m) (11’617) (9’563) (1’975) Diluted earnings per share (CHF) (5.27) (3.02) (0.57) Total assets (CHF bn) 2’233 2’015 1’861 Risk-weighted assets (CHF bn) 335.4 302.3 277.7 Tier 1 ratio (%) 7.4 11.0 10.5 Net new money — WM&SB (CHF bn) 0.5 (60.4) (23.4) Net new money — WM Americas (CHF bn) 3.2 2.2 16.2 Net new money — Global AM (CHF bn) (16.5) (27.6) (7.7) Invested assets (CHF bn) 2’759 2’174 2’182 Personnel (FTE) 83’839 77’783 76’206

Performance by division — 1Q09 (CHF m) WM&SB WMA Global AM IB CC UBS Income 3’011 1’408 502 (295) 827 5’454 Credit loss (expense) / recovery (119) 1 (1’017) (1’135) Own credit 651 651 Total operating income 2’892 1’409 502 (661) 827 4’970 Personnel expenses 1’213 1’082 226 1’185 257 3’963 Non-personnel expenses 601 362 335 1’316 (51) 2’564 Total operating expenses 1’815 1’444 561 2’501 206 6’528 Pre-tax profit from continuing operations 1’077 (35) (59) (3’162) 621 (1’558) Tax expense 294 Minorities / discontinued operations 122 Net profit attributable to UBS shareholders (1’975) Income items included in reported results SNB Transaction (232) (302) (534) MCNs 524 524 ARS commitment valuation (306) (306) Divestments / other 94 94 Gain on buyback of subordinated bonds 304 304 Expense items included in reported results Goodwill impairment 19 191 421 631 Severance costs 3 7 174 184

Group income (CHF m) Fee and Interest Trading Treasury Total operating commission margin businesses activities and income excl. businesses other credit loss 6’105 4’784 4’241 1’540 1’321 1’182 (640) (2’387) (3’094) (5’617) 4Q08 1Q09

Group operating expenses (CHF m) Personnel expenses (1%) - 4Q included reversal of accruals for performance related compensation 815 (486) Non-personnel expenses — G&A lower across all categories (2’199) 1’836 Significant items in 1Q09 - goodwill impairment CHF 631m 6’562 6’528 - Severance costs CHF 184m 5’713 Significant items in 4Q08 — US cross-border case provision 4’363 31% CHF 917m — restructuring charges CHF 737m - ARS related charges CHF 545m 4Q08 as reported Significant items 4Q08 4Q08 adjusted Personnel Non personnel 1Q09 adjusted Significant items 1Q09 1Q09 as reported

Group cost savings and personnel reduction Approx. CHF 650m of restructuring charges and severance costs expected in 2Q09 after CHF 184m booked in 1Q09 Group expenses (CHF bn) Group personnel[1] (FTE thousands) ~77.5 ~7 ~ (10) 28.6 ~ 67.5 ~4 3.5 ~6.5 1.7 ~3.5 ~17 23.4 ~14.5 3.5 — 4.0 savings < 20 9.3 ~20 ~17.5 14.1 ~29.5 ~25.5 2008 After cost savings (2010) 2008 After reductions Significant items Corporate Center WM Americas Personnel expenses — effective variable Global AM WM&SB Non-personnel expenses Investment Bank Personnel expenses excl. effective variable 1 Reduction of approx. 700 related to announced UBS Pactual sale is not included

Invested assets WM&SB (CHF bn) 1’062 (24) 26 944 (23) 955 934 (2%) (11%) Dec 08 NNM Market Currency Mar 09 4Q Avg 1Q Avg WM Americas (CHF bn) 16 704 (30) 43 658 673 644 5% (7%) Dec 08 NNM Market Currency Mar 09 4Q Avg 1Q Avg Global AM (CHF bn) 642 24 576 (8) (15) 575 576 0% (10%) Dec 08 NNM Market Currency Mar 09 4Q Avg 1Q Avg

Net new money (CHF bn) 3Q08 4Q08 1Q09 WM&SB — net outflows CHF 23.4bn from CHF 60.4bn in 4Q08 16.2 WM Americas — net inflows CHF (7.7) 16.2bn from CHF 2.2bn in 4Q08 (23.4) Global AM — net outflows CHF 7.7bn from CHF 27.6bn in 4Q08 Jan 09 Feb 09 Mar 09 The majority of outflows were recorded following the announcements related to the US cross-border case WM&SB WM Americas Global AM

Balance sheet and leverage ratio Assets excluding PRVs and FX effects reduced by CHF 90 bn or 8% in 1Q09 Reductions mainly in trading portfolio and collateral trading FINMA Leverage ratio at 2.56% FINMA adjusted (CHF bn) As reported under IFRS average assets 2,542 2,487 2,275 2,233 2,080 2,015 1,999 Deductions: 1,997 1,861 641bn — Difference (857) between IFRS and Swiss 652 854 854 GAAP PRVs 580 164bn — Loans to Swiss 202 clients 174 1,142 52bn — Cash and balances 450 452 with central banks and other 348 315 312 289 Jun 07 Sep 07 Dec 07 Mar 08 Jun 08 Sep 08 Dec 08 Mar 09 1Q09 Avg Other assets Trading portfolio Collateral trading Lending PRVs netted under Swiss GAAP Difference between IFRS and Swiss GAAP PRVs

Group regulatory capital Tier 1 BIS Tier 1 Total Total capital RWA ratio capital ratio CHF billion and % 31.12.08 33.2 302.3 11.0% 45.4 15.0% Net P&L attr. to shareholders (2.0) Net P&L not eligible for capital (0.6) Own shares (1.1) MCN coupon (0.4) Other / FX 0.1 Group RWA (24.6) 31.03.09 29.2 277.7 10.5% 41.0 14.7% Pro-forma for announced UBS Pactual sale 30.2 274.7 11.0% 42.0 15.3%

Wealth Management & Swiss Bank Pre-tax profit Pre-tax profit excluding impact from (CHF m) US cross-border case down 26% 1’959 Revenues down on reduced asset based and transactional fees and 1’452 lower interest income Credit loss expenses were CHF 119m in 1’077 1Q09 versus CHF 354m in 4Q08 917 (26%) G&A expenses excluding impact from US cross-border case down 26% 535 (45%) 1Q08 4Q08 1Q09 US cross-border case impact 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 4’201 3’153 2’892 (8%) (31%) Expenses (CHF m) 2’242 2’617 1’815 (31%) (19%) Invested assets (CHF bn) 1’228 955 934 (2%) (24%) NNM (CHF bn) 0.5 (60.4) (23.4) Personnel (FTE) 31’070 29’528 28’808 (2%) (7%)

Wealth Management Americas Pre-tax profit Pre-tax loss of CHF 35m due to lower (CHF m) fees on lower average asset levels, lower interest income and increase in 273 personnel expenses NNM inflows of 16.2bn driven by 180 recruiting of financial advisors (+153) (35) Expenses include goodwill impairment of CHF 19m (444) Underlying G&A expenses down 29% Gross margin increased 3 bps to 86 bps 1Q08 4Q08 1Q09 Excluding ARS-related charges of CHF 717m 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 1’648 1’439 1’409 (2%) (15%) Expenses (CHF m) 1’468 1’883 1’444 (23%) (2%) Invested assets (CHF bn) 766 644 673 5% (12%) NNM (CHF bn) 3.2 2.2 16.2 Personnel (FTE) 20’580 20’072 19’962 (1%) (3%)

Global Asset Management Pre-tax profit Revenues up CHF 24m or 5% driven by (CHF m) higher institutional fees, mainly in A&Q 330 Expenses impacted by — Goodwill impairment charge of CHF 191m 236 related to the announced sale of UBS Pactual 132 - Accruals for incentive-based compensation (44%) — Reduction of G&A expenses (19%) (59) NNM outflows slowed to CHF 7.7bn 1Q08 4Q08 1Q09 Excluding goodwill impairment of CHF 191m 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 791 478 502 5% (37%) Expenses (CHF m) 461 242 561 132% 22% Cost / income ratio (%) 58.3 50.6 111.8 61.2 pts 53.5 pts Invested assets (CHF bn) 765 575 576 0% (25%) NNM (CHF bn) (16.5) (27.6) (7.7) Personnel (FTE) 3’901 3’786 3’717 (2%) (5%)

Investment Bank



Pre-tax profit
(CHF m)
(18'211)
(8'096)
(3'162)
1Q08
4Q08
1Q09

- Improved performance in underlying businesses, notably in the equities business and the rates and emerging markets within FICC
- Reduced losses on risk positions from businesses being exited compared with 4Q, but still significant impact
  - CVAs against monolines CHF 1.9bn
  - Credit loss expenses CHF 1.0bn
  - ARS commitments CHF 0.3bn
  - SNB fund price differences CHF 0.2bn
- Expenses include CHF 421m of goodwill impairment charge and CHF 174m of severance costs

	1Q08	4Q08	1Q09	vs. 4Q08	vs. 1Q08
Revenues (CHF m)	(14'796)	(6'516)	(661)		
o/w own credit	1'920	(1'616)	651		
o/w credit loss (expense) / recovery	(308)	(1'939)	(1'017)		
Expenses (CHF m)	3'415	1'580	2'501	58%	(27%)
Risk weighted assets (CHF bn)	225.2	195.8	184.5	(6%)	(18%)
Personnel (FTE)	21'170	17'171	16'466	(4%)	(22%)

15

Investment Bank revenues

Investment banking
(CHF m)


557
528
304
1Q08
4Q08
1Q09

- Advisory revenues down 38%
- Capital market revenues up 29%
  - Equities up 13%
  - FICC up 54%
- Other fee income and risk management revenues were negative CHF 393m

Sales & Trading – Equities
(CHF m)


2'048
231
1'371
1Q08
4Q08
1Q08

- Positive revenues in all equity trading businesses
- Increased revenues in derivatives, equity-linked and prop trading, partly offset by declines in exchange-traded derivatives and cash equities

Sales & Trading – FICC
(CHF m)


(19'013)
(3'720)
(1'970)
1Q08
4Q08
1Q09

- FICC impacted by significant losses on risk positions
- Rates and Emerging markets revenues increased significantly
- FX&MM revenues remained strong on good performance in all businesses

16

Q&A

Appendix

Identified risk concentrations Of which Of which Net exposure Net exposure Total P&L trading P&L impairment 31.12.08 31.03.09 1Q09 USD billion 1Q09 charge 1Q09 Leveraged Finance 4.0 3.3[1] (0.4)[2] (0.1) (0.4) Monoline 5.3 4.5[3] (1.7) (1.7)[4] (0.0) 9.3 7.8 (2.1) (1.7) (0.4) 1 The Leveraged Finance net exposure of USD 3.3bn includes about USD 1.8bn of Leveraged Finance positions which were reclassified as “loans and receivables” in 4Q08 2 P&L consists of gross mark downs and impairment charges on Leveraged Finance positions, plus the impact of hedges on specific transactions where the hedge is considered effective 3 Net exposure represents current replacement value of protection bought from monoline insurers against CDOs/CLOs/CMBS held by UBS, after credit valuation adjustment; Hedges are deemed effective where UBS believes the monoline insurer remains viable. 4 P&L represents change in required Credit Valuation Adjustment (CVA) during quarter

SNB transaction Valuation as of 30 September 2008 Positions Positions priced before priced after Total USD bn AR published AR published US sub-prime 4.0 1.6 5.5 US Alt-A 1.5 0.8 2.4 US prime 1.2 0.7 1.9 US RLN program 5.8 0.0 5.8 US CRE / CMBS 3.4 2.6 6.0 Student loans 0.5 0.0 0.5 Other positions 8.5 9.0 17.5 Price difference (0.7) (0.3) (1.0) Total 24.2 14.4 38.7 Transfer of earmarked positions to the SNB with an overall market value (net exposure) of USD 38.7 billion completed Overall price difference of USD (1.0) billion, of which USD (0.7) billion were recognized in 4Q08 and USD (0.3) billion accounted for in 1Q09

SNB transaction / MCN — P&L items (CHF m) 4Q08 1Q09 Cost of the option to purchase the equity in the fund and subsequent FV (CC) (3’511) (302) Expense for contingent issuance of UBS shares to SNB (CC) (607) Price differences on the securities sold (IB) (771) (232) Loss on hedges subject to trading restrictions (IB) (343) SNB subtotal (5’232) (534) Gain / (loss) on fair valuation of MCN’s derivative component (CC) 688 524 Total impact from SNB transaction / MCN (4’544) (10)

Exposure[1] to monoline insurers[2]

USD billion	Notional amount[3]	Fair value of underlying CDOs[4]	Fair value of CDSs[5] prior to CVA	Credit valuation adjustment as of 31.3.09	Fair value of CDSs after CVA
Credit protection on US RMBS CDOs	8.0	1.1	6.9	4.8	2.1
of which from monolines rated investment grade (BBB & above)	**4.0**	**0.4**	**3.6**	**2.0**	**1.6**
on US sub-prime RMBS CDO high grade	*4.0*	*0.4*	*3.6*	*2.0*	*1.6*
on US sub-prime RMBS CDO mezzanine	-	-	-	-	-
on other US RMBS CDO	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
of which from monolines rated BB and below	**4.0**	**0.7**	**3.3**	**2.7**	**0.6**
on US sub-prime RMBS CDO high grade	*2.2*	*0.2*	*2.0*	*1.8*	*0.3*
on US sub-prime RMBS CDO mezzanine	-	-	-	-	-
on other US RMBS CDO	*1.8*	*0.5*	*1.2*	*1.0*	*0.3*
Credit protection on other assets	12.4	6.9	5.5	3.1	2.4
of which from monolines rated investment grade (BBB & above)	**4.0**	**2.5**	**1.5**	**0.8**	**0.7**
of which from monolines rated BB and below	**8.3**	**4.4**	**4.0**	**2.3**	**1.7**
Total 31.3.09	20.4	8.0	12.4	7.8	4.5
Total 31.12.08	21.5	9.2	12.3	7.0	5.3

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Collateralized debt obligations (CDOs)
5 Credit default swaps (CDSs)

22

Auction rate securities inventory and P&L Net exposures Net exposures P&L USD billion as of 31.12.08 as of 31.3.09 1Q09 US student loan auction rate securities 8.4 10.9 0.1 US municipal auction rate securities 0.5 1.4 0.0 US taxable auction preferred securities 0.8 1.5 0.0 US tax-exempt auction preferred securities 3.2 2.9 0.0 Total 12.8 16.6 0.0 P&L of USD 0.1 billion corresponds to the effective interest earned on the reclassified Student Loan Auction Rate Securities In addition, UBS had to account for a loss in the amount of USD 0.3 billion from the valuation of the purchase commitment for the client holdings

Client holdings auction rate securities — maximum repurchase Buyback period Par value of Par value of max. required max. required Holdings of Remaining unpurchased holdings Institutional purchase as purchase as of private Clients clients at 31.12.08 at 31.3.09 31.10.2008 to 2.1.2009 to 30.6.2010 to USD billion 4.1.2011 4.1.2011 2.7.2012 US student loan auction rate securities 11.8 8.7 0.0 0.2 8.5 US Municipal auction rate securities 2.0 0.6 0.0 0.3 0.2 US taxable auction preferred securities 1.7 0.5 0.1 0.1 0.3 US tax exempt auction preferred securities 0.1 0.0 0.0 — - Total 15.5 9.9 0.2 0.7 9.0

Personnel reduction by division (FTE) (720) (110) (69) (705) 27 77’783 (1’577) 76’206 Dec 08 WM&SB WM Global IB CC Mar 09 Americas AM

WM&SB — Swiss clients Revenues Revenues declined 308m or 16% on (CHF m) lower interest income, as well as reduced asset based and transactional fees 2’026 1’927 1’619 (16%) (20%) 1Q08 4Q08 1Q09 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 2’026 1’927 1’619 (16%) (20%) Invested assets (CHF bn) 409 325 313 (4%) (23%) Net new money (CHF bn) (4.4) (17.4) (10.2) Impaired lending portfolio as a % of total, gross 1.0 1.0 1.0

WM&SB — International clients Revenues Revenues declined 186m or 12% on (CHF m) lower fee income and declined interest income following reduced volumes in lombard lending business 2’178 Gross margin stable at 89 bps 1’579 1’393 (12%) (36%) 1Q08 4Q08 1Q09 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 2’178 1’579 1’393 (12%) (36%) Invested assets (CHF bn) 819 631 621 (2%) (24%) Net new money (CHF bn) 4.9 (43.0) (13.2) Gross margin on invested assets (bps) 99 89 89 0% (10%) Client advisors (FTE) 4’448 4’236 3’892 (8%) (13%)

Corporate Center Pre-tax profit 1Q09 includes (CHF m) — MCN gain of CHF 524m 3’981 — SNB fund call option loss of CHF 302m - Gain on buy-back of subordinated bonds of CHF 304m 631 4Q08 included approx. CHF 3.4bn negative impact from SNB transaction and related MCNs, while 1Q08 included a gain of approx. CHF 3.9bn related to MCNs issued in 1Q08 (3’470) 1Q08 4Q08 1Q09 1Q08 4Q08 1Q09 vs. 4Q08 vs. 1Q08 Revenues (CHF m) 4’122 (3’250) 827 (80%) Expenses (CHF m) 261 239 206 (14%) (21%) Personnel (FTE) 7’118 7’226 7’253 0% 2% o/w Operational CC (FTE) 1’545 1’513 1’477 (2%) (4%) o/w ITI (FTE) 4’290 4’066 4’093 1% (5%) o/w Group Offshoring (FTE) 1’283 1’646 1’682 2% 31%

INCORPORATION BY REFERENCE
           This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: May 5, 2009